Exhibit 99.1

NB Public Equity Komplementar ApS Applauds Election of New Directors to QLT Inc.

For Immediate Release

Copenhagen, Denmark.  June 5, 2012.  NB Public Equity Komplementar ApS announced today that it applauded the election yesterday of a new Board of Directors of QLT Inc. (Nasdaq:QLTI) (TSX:QLT) (“QLT”) at its Annual Meeting of Shareholders held on June 4, 2012, including the following new directors nominated by NB Public Equity K/S: Jason M. Aryeh, Geoffrey F. Cox, John Kozarich, Jeffrey Meckler, Stephen L. Sabba and John C. Thomas, Jr.

Mr. Florian Schönharting, Chief Investment Officer of NB Capital ApS stated: “Today marks a new chapter in the life of QLT.  The election of the new board opens up new opportunities for QLT and we look forward to the realization of the full potential of the company’s pipeline and commercial products.”

Ms. Cora Madsen, managing director of NB Public Equity Komplementar ApS, stated: “We join all other shareholders of QLT in thanking the outgoing directors of QLT for their years of service to the company. We are grateful of the support from significant shareholders of QLT for our nominees and the need for change on the Board.”

About:

NB Public Equity K/S is managed by its general partner, NB Public Equity Komplementar ApS, which in turn is 100% owned by NB Capital ApS. The focus of NB Public Equity K/S is biopharmaceutical companies worldwide. All three entities have main offices in and are operated from Copenhagen, Kingdom of Denmark. The investment team has managed institutional investment capital in biopharmaceuticals dating back to 1990. For more information please visit www.nbcapital.net.